UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8F - Amended

I.    General Identifying Information

1.    Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐    Merger

☒    Liquidation

☐    Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of the form and complete verification at the end of the form.)

☐    Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.    Name of fund: NRM Investment Company

3.    Securities and Exchange Commission File No.: 811-02955

4.    Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☐    Initial Application     ☒   Amendment

5.    Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

288 Lancaster Avenue
Malvern, PA 19355-1800
(formerly 280 Abrahams La.
Villanova, PA, 19085)

6.    Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Edward Fackenthal
1945 Swedesford Road
Malvern, PA 19355
484-318-7979

7.    Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 3la-1 and 3la-2 under the Act [17 CFR 270.3la-1, .31a-2]:

Raymond J. Keefe
    288 Lancaster Avenue
    Malvern, PA 19355-1800
    610-251-2225

8.    Classification of fund (check only one):

☒  Management company;

☐  Unit investment trust; or

☐  Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

☒    Open-end   ☐   Closed-end

10.  State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Pennsylvania Business Corporation Law

11.  Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

The Company’s investment adviser had previously been Haverford Investment Management, Inc., a federally registered investment adviser with its principal office located at Three Radnor Corporate Center, Suite 450, 100 Matsonford Road, Radnor, PA 19087. On September 18, 2008 the Company’s adviser became and remains Haverford Financials Services at the same address.

12.  Provide the name and address of each principal underwriter of the fund, even if the fund’s contracts with those underwriters have been terminated:

n/a no underwriter

13.  If the fund is a unit investment trust (“UIT”) provide:

       (a)  Depositor’s name(s) and address(es):

       (b)  Trustee’s name(s) and address(es):

14.  Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

       ☐ Yes   ☒ No

       If  Yes, for each UIT state:

       Name(s):

       File No.: 811-____

       Business Address:

15.  (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

  ☒ Yes   ☐ No

  If Yes, state the date on which the board vote took place: June 14, 2012

  If No, explain:

       (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

  ☒ Yes   ☐ No

  If Yes, state the date on which the shareholder vote took place: August 10, 2012

  If No, explain:

II.  Distributions to Shareholders

16.  Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

 ☒ Yes   ☐ No

(a)  If Yes, list the date(s) on which the fund made those distributions: August 24, 2012

(b)  Were the distributions made on the basis of net assets?

 ☒ Yes  ☐ No

(c)  Were the distributions made pro rata based on share ownership?

  ☒ Yes  ☐ No

(d)  If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)  Liquidations only:

  Were any distributions to shareholders made in kind?

  ☐ Yes  ☒ No

  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:

Has the fund issued senior securities?

☐ Yes  ☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund’s shareholders?

        ☐ Yes  ☒ No - Note: balance of $2,267.80 reserved to provide for future liquidation expenses according to the Company’s plan of liquidation and Sec. 1975 of the Pennsylvania Business Corporation Law.

       If   No,

       (a)  How many shareholders does the fund have as of the date this form is filed? None – all shareholders redeemed.

       (b)  Describe the relationship of each remaining shareholder to the fund:
N/A see “(a)”

19.  Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

       ☐ Yes  ☒ No

       If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20.  Does the fund have any assets as of the date this form is filed? (See question 18 above)

       ☒ Yes  ☐ No

       If Yes,

(a)  Describe the type and amount of each asset retained by the fund as of the date this form is filed. A balance of $2,267.80 in non-interest bearing bank account, reserved for anticipated liquidation expenses.

(b)  Why has the fund retained the remaining assets? Payment of counsel fees and president each on hourly basis to complete all filings to complete liquidation.

(c)   Will the remaining assets be invested in securities?

☐ Yes  ☒ No

21.  Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes  ☒ No (Note: anticipated liquidation expenses not to exceed balance retained.)

If  Yes,

(a)  Describe the type and amount of each debt or other liability:

(b)  How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request For Deregistration

22.  (a) List the expenses incurred in connection with the Merger or Liquidation:

Accounting	$4,100.00
Record storage for statutory period	2,150.00
Legal (to date)	8,567.00
Legal and officer reserve	2,267.80

Total	17,084.80

       (b)  How were those expenses allocated?

As shown in “(a)”

       (c)  Who paid those expenses?

NRM Investment Co. through its accountant and custodian

       (d)  How did the fund pay for unamortized expenses (if any)?

No unamortized expenses.

23.  Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

    ☒ Yes  ☐ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed: Application was filed on March 20, 2013

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

       ☐ Yes  ☒ No

       If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.  Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

       ☐ Yes  ☒ No

       If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26.  (a) State the name of the fund surviving the Merger:

       (b)  State the Investment Company Act file number of the fund surviving the Merger: 811-_____

       (c)  If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

       (d)  If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of NRM Investment Company (ii) he is the assistant secretary and counsel of NRM Investment Company and  (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

s/Edward Fackenthal
Edward Fackenthal,
Assistant Secretary and Counsel
NRM Investment Company